SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 19, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   [X]               Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]                       No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______________

SIGNATURES

Date November 19, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name: Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO REBUILDS STORA ENSO’S PAPER MACHINE IN KOTKA, FINLAND

(Helsinki, Finland, November 19, 2002) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will rebuild the paper machine of Stora Enso Magazine Papers in Kotka, Finland. The rebuild focuses at improving the paper quality and increasing the capacity by increased running speed. The rebuilt machine, turning out MFC magazine paper, will start up in October 2003. The value of the order amounts to 15 MEUR.

The delivery comprises, among other things, a new headbox, rebuild of wire section and modification of press section.

MFC is on-line matt calandered, coated magazine paper which is used eg. in specialty magazines. The MFC of the Kotka mill (SolarisPress) features high bulk and high printed surface gloss.

Metso Paper units in Jyväskylä, Järvenpää, Turku and Valkeakoski as well as Metso Automation in Tampere will participate in the delivery.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s fiber and paper technology business area, Metso Paper, is the world’s leading supplier of technology, systems and equipment for the pulp, paper and converting industries. Metso’s other core businesses are rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For more information, please contact:
Mr. Kyösti Mononen, Senior Sales Manager, Paper Making Machines
Tel. +358 20 482 6022, mobile phone +358 40 581 6728

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.